     As Filed With The Securities and Exchange Commission On June 30, 1997

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                             OSHKOSH B'GOSH, INC.
                               (Name of Issuer)

                             OSHKOSH B'GOSH, INC.
                     (Name of Person(s) Filing Statement)

                             CLASS A COMMON STOCK
                             CLASS B COMMON STOCK
                        (Title of Class of Securities)

                       CLASS A COMMON STOCK--688222 207
                       CLASS B COMMON STOCK--688222 230
                     (CUSIP Number of Class of Securities)

                              DAVID L. OMACHINSKI
             VICE PRESIDENT, TREASURER AND CHIEF FINANCIAL OFFICER
                             OSHKOSH B'GOSH, INC.
                               112 OTTER AVENUE
                           OSHKOSH, WISCONSIN 54901
                                (414) 231-8800
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                               ----------------

                                With a Copy to:
                            STEVEN R. DUBACK, ESQ.
                                QUARLES & BRADY
                           411 EAST WISCONSIN AVENUE
                        MILWAUKEE, WISCONSIN 53202-4497

                                 JUNE 30, 1997
    (Date Tender Offer First Published, Sent or Given to Security Holders)

                               ----------------

                           CALCULATION OF FILING FEE


   TRANSACTION VALUATION*                                 AMOUNT OF FILING FEE
------------------------------------------------------------------------------
        $44,000,000                                              $8,800

* Calculated solely for the purpose of determining the filing fee, based upon the purchase of 2,000,000 shares at $22.00 per share.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(A)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filings: NOT APPLICABLE

ITEM 1. SECURITY AND ISSUER.

  (a) The issuer of the securities to which this Schedule 13E-4 relates is OshKosh B'Gosh, Inc., a Delaware corporation (the "Company"), and the address of its principal executive office is 112 Otter Avenue, Oshkosh, Wisconsin, 54901.

  (b) This Schedule 13E-4 relates to the offer by the Company to purchase 2,000,000 shares (or such lesser number of shares as are properly tendered) of its Class A Common Stock, par value $.01 per share ("Class A Shares") and Class B Common Stock, par value $.01 per share ("Class B Shares") (such shares are hereinafter collectively referred to as the "Shares"), of which 10,425,571 Class A Shares and 1,260,704 Class B Shares were outstanding as of June 25, 1997, at a price not in excess of $22.00 nor less than $19.00 per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 30, 1997, (the "Offer to Purchase"), and in the related Letter of Transmittal, which together constitute the "Offer," copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, and incorporated herein by reference. As of the date of this filing, the Class B Shares are not registered under the Securities Exchange Act of 1934, as amended. Executive officers and directors of the Company may participate in the Offer on the same basis as the Company's other shareholders, although the Company has been advised that no director or executive officer of the Company intends to tender any Shares pursuant to the Offer. The information set forth in "Introduction" and "The Offer--Section 1, Number of Shares; Proration" of the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in "Introduction" and the "The Offer--Section 1, Number of Shares; Proration" and "Price Range of Shares; Dividends--Section 8" of the Offer to Purchase is incorporated herein by reference.

  (d) Not applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(b) The information set forth in "The Offer--Section 9, Source and Amount of Funds" of the Offer to Purchase and information provided in Exhibit
(b) of Item 9 to Schedule 13E-4 is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

  (a)-(j) The information set forth in "Introduction" and "The Offer--Section 9, Source and Amount of Funds," "The Offer--Section 2, Purpose of the Offer; Certain Effects of the Offer," "The Offer--Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" and "The Offer--Section 12, Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

  The information set forth in "The Offer--Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

  The information set forth in "Introduction" and "The Offer--Section 9, Source and Amount of Funds," "The Offer--Section 2, Purpose of the Offer; Certain Effects of the Offer" and "The Offer--Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED.

  The information set forth in "Introduction" and "The Offer--Section 16, Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

  (a)-(b) The information set forth in "The Offer--Section 10, Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference, the information set forth on pages 14 through 30 of the Company's Annual Report on Form 10-K for the year ended December 31, 1996, filed as Exhibit (g)(1) hereto, is incorporated herein by reference, the information set forth on pages 3 through 10 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, filed as Exhibit (g)(2) hereto is incorporated herein by reference and the information set forth in the Company's Current Report on Form 8-K dated June 30, 1997, filed as Exhibit
(g)(3) hereto is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

  (a) Not applicable.

  (b) The information set forth in "The Offer--Section 13, Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in "The Offer--Section 12, Effect of the Offer on the Market for Shares; Registration Under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

  (d) Not applicable.

  (e) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  (a)(1)Form of Offer to Purchase, dated June 30, 1997.

   (2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9).

   (3) Form of Notice of Guaranteed Delivery.

   (4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

   (5) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

   (6) Text of Press Release issued by the Company, dated June 30, 1997.

   (7) Form of Summary Advertisement, dated July 1, 1997.

   (8) Form of Letter to Shareholders of the Company, dated June 30, 1997, from Douglas W. Hyde, Chairman and Chief Executive Officer of the Company.

   (9) Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.

  (b) Credit agreement between OshKosh B'Gosh, Inc. and Firstar Bank Milwaukee, N.A. and participating banks as amended, and dated as of June 28, 1996. (Exhibit 10.12 to OshKosh B'Gosh, Inc. Form 10-K ("Form 10-K") for the fiscal year ended December 31, 1996, Commission File No. 0-13365, is incorporated by reference.)

  (c)  Not applicable.

  (d)  Not applicable.

  (e)  Not applicable.

  (f)  Not applicable.

  (g)(1) Pages 14 through 30 of the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (Incorporated by reference from the Form 10-K).

   (2) Pages 3 through 10 of the Company's Quarterly Report on Form 10-Q for the quarter, ended March 31, 1997 (Incorporated by reference to the Form 10-Q filed for the quarter ended March 31, 1997).

   (3) The Company's Current Report on Form 8-K, dated June 30, 1997.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-4 is true, complete and correct.

                                          OSHKOSH B'GOSH, INC.

                                                /s/ David L. Omachinski
                                          By: _________________________________
                                          Name: David L. Omachinski
                                          Title:Vice President, Treasurer and
                                                Chief
                                                Financial Officer

June 30, 1997